EXHIBIT 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                                      NINE MONTHS ENDED
                                                                        31 DECEMBER
                                                              -------------------------------
   (UNAUDITED)                                        NOTES            2004             2005
                                                              --------------   --------------
                                                                    ((POUND) IN MILLIONS)
   REVENUE                                               2            897.9          1,111.0
   Cost of sales                                                     (410.6)          (512.0)
                                                              --------------   --------------
   GROSS PROFIT                                                       487.3            599.0
   Distribution costs                                                 (26.1)           (33.2)
   Administrative expenses                                           (216.7)          (249.8)
                                                              --------------   --------------
   OPERATING PROFIT                                       3           244.5            316.0
                                                              --------------   --------------
   Finance costs                                                      (97.6)          (121.1)
   Finance income                                                       0.8              1.7
                                                              --------------   ---------------
   NET FINANCE COSTS                                                  (96.8)          (119.4)
                                                              --------------   --------------
   PROFIT BEFORE TAXATION                                 4           147.7            196.6
   Taxation                                               5           (45.6)           (73.6)
                                                              --------------   --------------
   PROFIT FOR THE FINANCIAL PERIOD                        4           102.1            123.0
                                                              ==============   ==============

            CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE


                                                                      NINE MONTHS ENDED
                                                                        31 DECEMBER
                                                              -------------------------------
   (UNAUDITED)                                                         2004             2005
                                                              -----------------   -----------
                                                                     ((POUND) IN MILLIONS)

   PROFIT FOR THE FINANCIAL PERIOD                                    102.1            123.0
                                                              --------------   --------------
    Exchange differences on translation of foreign
     operations                                                       (21.2)            54.9
    Changes in retirement benefit obligations                           -              (22.0)
    Change in recorded value of financial
     instruments used as hedges (a)                                     -                3.6
    Tax effect of net losses not recognised in
     income statement                                                   -                5.5
    Tax benefit arising on unexercised parent's
     stock options                                                      1.3              0.7
                                                              --------------   --------------
   Net (losses) gains not recognised in income
     statement                                                        (19.9)            42.7
                                                              --------------   --------------
   TOTAL RECOGNISED INCOME FOR THE FINANCIAL PERIOD                    82.2            165.7
                                                              ==============   ==============

(a) The amount presented for 2005 includes (pound)2.9 million loss on the initial recognition of financial instruments used as hedges, in accordance with IAS 32 and IAS 39.

The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                                  THREE MONTHS ENDED
                                                                      31 DECEMBER
                                                            --------------------------------
(UNAUDITED)                                         NOTES            2004              2005
                                                            ---------------   --------------
                                                                  ((POUND) IN MILLIONS)
REVENUE                                                2            293.3             399.9
Cost of sales                                                      (139.0)           (187.6)
                                                            ---------------   --------------
GROSS PROFIT                                                        154.3             212.3
Distribution costs                                                   (8.4)            (11.4)
Administrative expenses                                             (75.4)           (101.9)
                                                            ---------------   --------------
OPERATING PROFIT                                        3            70.5              99.0
                                                            ---------------   --------------
Finance costs                                                       (27.7)            (42.3)
Finance income                                                        0.2               0.4
                                                            ---------------   --------------
NET FINANCE COSTS                                                   (27.5)            (41.9)
                                                            ---------------   --------------
PROFIT BEFORE TAXATION                                  4            43.0              57.1
Taxation                                                            (13.3)            (18.5)
                                                            ---------------   --------------
PROFIT FOR THE FINANCIAL PERIOD                         4            29.7              38.6
                                                            ===============   ==============


            CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

                                                                     THREE MONTHS ENDED
                                                                       31 DECEMBER
                                                              ------------------------------
   (UNAUDITED)                                                    2004               2005
                                                              ------------      ------------
                                                                     ((POUND) IN MILLIONS)

   PROFIT FOR THE FINANCIAL PERIOD                                   29.7             38.6
                                                              ------------     -------------
    Exchange differences on translation of foreign                  (29.0)            19.9
     operations
    Change in retirement benefit obligations                          -              (17.0)
    Change in recorded value of financial
     instruments used as hedges                                       -                1.8
    Tax effect of net losses not recognised in
     income statement                                                 -                3.9
    Tax benefit arising (reversing) on unexercised
     parent's stock options                                           2.2             (0.3)
                                                              ------------     -------------
   Net (losses) gains not recognised in income                      (26.8)             8.3
     statement
                                                              ------------     -------------
   TOTAL RECOGNISED INCOME FOR THE FINANCIAL PERIOD                   2.9             46.9
                                                              ============     =============

The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                            NINE MONTHS ENDED
                                                                               31 DECEMBER
                                                                   -------------------------------------
    (UNAUDITED)                                            NOTES                2004               2005
                                                                   ------------------  -----------------
                                                                            ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES
         Cash generated from operations                                        260.7              287.9
         Interest paid                                                        (120.6)            (159.5)
         Interest received                                                       0.8                1.7
         Income tax paid                                                       (21.5)             (14.2)
                                                                   ------------------  -----------------
    Net cash inflow from operating activities                                  119.4              115.9
                                                                   ------------------  -----------------

    CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of shares in parent company                                   (6.6)              (9.5)
         Purchase of tangible fixed assets                     6               (15.6)             (18.4)
         Purchase of subsidiary undertakings                   7                   -             (920.5)
                                                                   ------------------ ------------------
    Net cash used in investing activities                                      (22.2)            (948.4)
                                                                   ------------------  -----------------

    CASH FLOWS USED IN FINANCING ACTIVITIES
       Net new borrowings on revolving credit facility                           -                268.8
       Acquisition of new loans                                                  -              1,444.0
       Repayments of borrowings                                                (45.0)            (883.9)
       Finance fees paid                                                         -                (13.3)
                                                                   ------------------  -----------------
    Net cash (used in) provided by financing activities                        (45.0)             815.6
                                                                   ------------------  -----------------

    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        52.2              (16.9)
    Cash and cash equivalents at beginning of the period                        18.4               53.1
    Exchange (losses) gains on cash and cash equivalents                        (2.1)               1.9
                                                                   ------------------  -----------------
    Cash and cash equivalents at end of the period                              68.5               38.1
                                                                   ==================  =================

    CASH GENERATED FROM OPERATIONS
    Profit for the financial period                                            102.1              123.0
    Adjustments for:
         Tax                                                                    45.6               73.6
         Finance income                                                         (0.8)              (1.7)
         Finance cost                                                           97.6              121.1
         Depreciation of tangible fixed assets                                  11.5               14.9
         Depreciation of software costs                                          5.6                2.5
       Amortisation of intangible assets                                         -                 17.2
         Goodwill adjustment arising from previously
       unrecognised tax benefits acquired                                        4.4                -
    Changes in working capital:
         Inventories and directories in development                            (40.2)             (29.2)
         Trade and other receivables                                            18.2                2.2
         Trade and other payables                                               12.6               26.0
    Pension deficit repair                                                       -                (64.8)
    Other                                                                        4.1                3.1
                                                                   ------------------  -----------------
    CASH GENERATED FROM OPERATIONS                                             260.7              287.9
                                                                   ==================  =================

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                             THREE MONTHS ENDED
                                                                                31 DECEMBER
                                                                     -----------------------------------
    (UNAUDITED)                                                NOTES           2004               2005
                                                                     ----------------  -----------------
                                                                            ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES
         Cash generated from operations                                        90.4                68.4
         Interest paid                                                        (41.2)              (56.6)
         Interest received                                                      0.3                 0.4
         Income tax (paid) refunded                                            (6.7)              (15.1)
                                                                     ----------------  -----------------
    Net cash inflow (outflow) from operating activities                        42.8                (2.9)
                                                                     ----------------  -----------------

    CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of shares in parent company                                  (6.6)               (9.5)
         Purchase of tangible fixed assets                                     (6.9)               (8.6)
         Purchase of subsidiary undertakings                                    -                 (10.5)
                                                                     ---------------- ------------------
    Net cash used in investing activities                                     (13.5)              (28.6)
                                                                     ----------------  -----------------

    CASH FLOWS USED IN FINANCING ACTIVITIES
       Net new borrowings on revolving credit facility                          -                  36.8
                                                                     ----------------  -----------------
    Net cash provided by financing activities                                   -                  36.8
                                                                     ----------------  -----------------

    NET INCREASE IN CASH AND CASH EQUIVALENTS                                  29.3                 5.3
    Cash and cash equivalents at beginning of the period                       41.8                34.9
    Exchange losses on cash and cash equivalents                               (2.6)               (2.1)
                                                                     ----------------  -----------------
    CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                             68.5                38.1
                                                                     ================  =================

    CASH GENERATED FROM OPERATIONS
    Profit for the financial period                                            29.7                38.6
    Adjustments for:
         Tax                                                                   13.3                18.5
         Finance income                                                        (0.2)               (0.4)
         Finance cost                                                          27.7                42.3
         Depreciation of tangible fixed assets                                  3.8                 4.9
         Depreciation of software costs                                         1.8                 0.9
       Amortisation of intangible assets                                        -                  10.3
         Goodwill adjustment arising from previously
       unrecognised tax benefits acquired                                       1.5                 -
    Changes in working capital:
         Inventories and directories in development                           (13.1)               (9.7)
         Trade and other receivables                                           21.1                (6.7)
         Trade and other payables                                               3.3                33.2
    Pension deficit repair                                                      -                 (64.8)
    Other                                                                       1.5                 1.3
                                                                     ----------------  -----------------
    CASH GENERATED FROM OPERATIONS                                             90.4                68.4
                                                                     ================  =================

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                                AT                     AT
                                                                          31 MARCH            31 DECEMBER
(UNAUDITED)                                              NOTES                2005                   2005
                                                                     --------------    --------------------
                                                                             ((POUND) IN MILLIONS)
    NON CURRENT ASSETS
    Goodwill                                                               1,692.0                2,473.0
    Intangible assets                                                         14.0                  200.0
    Property, plant and equipment                                             40.1                   40.9
    Deferred tax assets                                     8                 97.1                  128.8
    Other assets                                                              11.8                   21.0
                                                                     ----------------   ------------------
    Total non current assets                                               1,855.0                2,863.7
                                                                     ----------------   ------------------

    CURRENT ASSETS
                                                                     ----------------   ------------------
    Inventories                                                                7.5                   13.5
    Directories in development                                               165.1                  230.2
    Trade and other receivables                             9                451.3                  531.3
    Cash and cash equivalents                                                 53.1                   38.1
                                                                     ----------------   ------------------
    TOTAL CURRENT ASSETS                                                     677.0                  813.1
                                                                     ----------------   ------------------
    CURRENT LIABILITIES
    Loans and other borrowings                             10               (150.2)                (269.4)
    Corporation tax                                                          (20.7)                 (61.2)
    Trade and other payables                               11               (258.6)                (368.4)
                                                                     ----------------   ------------------
    TOTAL CURRENT LIABILITIES                                               (429.5)                (699.0)
                                                                     ----------------   ------------------
    NET CURRENT ASSETS                                                       247.5                  114.1
                                                                     ----------------   ------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                  2,102.5                2,977.8
    NON-CURRENT LIABILITIES
    Loans and other borrowings                             10             (1,548.8)              (2,259.8)
    Deferred tax liability                                 12                (51.3)                 (93.8)
    Retirement benefit obligations                         13                (99.7)                 (55.8)
                                                                     ----------------   ------------------
    NET ASSETS                                                               402.7                  568.4
                                                                     ================   ==================

    CAPITAL AND RESERVES
    Called up share capital                                14                  0.1                    0.1
    Share premium account                                  14                605.4                  605.4
    Currency reserve                                       14               (116.2)                 (61.3)
    Profit and loss (deficit) account                      14                (86.6)                  24.2
                                                                     ----------------   ------------------
    EQUITY SHAREHOLDERS' FUNDS                                               402.7                  568.4
                                                                     ================   ==================

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

              UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     This unaudited financial information for the nine months to 31 December 2005 has been prepared in accordance with the Yell Finance B.V.'s International Financial Reporting Standards ("IFRS") accounting policies as set out in the conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in the financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS as endorsed by the European Union.

     In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

     The amounts presented for the three and nine months ended 31 December 2004 and at 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

     Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax liabilities by (pound)4.5 million. These changes have not affected the previously reported profit and loss or cash flows.

     The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the SEC on 13 June 2005, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2005.

     The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES

2.   REVENUE

                                                                           NINE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                 2004               2005
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)

          UK printed directories                                                 428.8            436.1
          Other products and services                                             37.8             56.5
                                                                    ------------------- ------------------
          TOTAL UK REVENUE                                                       466.6            492.6
          TOTAL US REVENUE                                                       431.3            618.4
                                                                    ------------------- ------------------
          GROUP REVENUE                                                          897.9          1,111.0
                                                                    =================== ==================


                                                                        THREE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                  2004             2005
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)
          UK printed directories                                                 127.9            130.2
          Other products and services                                             13.7             21.2
                                                                    ------------------- ------------------
          TOTAL UK REVENUE                                                       141.6            151.4
          TOTAL US REVENUE                                                       151.7            248.5
                                                                    ------------------- ------------------
          GROUP REVENUE                                                          293.3            399.9
                                                                    =================== ==================


3.   OPERATING PROFIT

                                                                         NINE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                  2004              2005
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)
          UK printed directories                                                 148.3             153.3
          Other products and services                                              9.0              19.9
                                                                    ------------------- ------------------
          TOTAL UK OPERATING PROFIT                                              157.3             173.2
          TOTAL US OPERATING PROFIT                                               87.2             142.8
                                                                    ------------------- ------------------
          GROUP OPERATING PROFIT                                                 244.5             316.0
                                                                    =================== ==================


                                                                         THREE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                  2004              2005
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)
          UK printed directories                                                  32.2              35.6
          Other products and services                                              2.9               5.8
                                                                    ------------------- ------------------
          TOTAL UK OPERATING PROFIT                                               35.1              41.4
          TOTAL US OPERATING PROFIT                                               35.4              57.6
                                                                    ------------------- ------------------
          GROUP OPERATING PROFIT                                                  70.5              99.0
                                                                    =================== ==================

                     We do not allocate interest or taxation
                   charges by product or geographic segment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

4.   RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                           NINE MONTHS ENDED 31 DECEMBER
                                     ---------------------------------------------------------------------------
                                                        2004                                  2005
                                     ------------------------------------------- -------------------------------
                                       ORDINARY     EXCEPTIONAL                ORDINARY   EXCEPTIONAL
                                          ITEMS           ITEMS       TOTAL       ITEMS         ITEMS     TOTAL
                                     ---------------------------------------------------------------------------
                                                                  ((POUND) IN MILLIONS)

         GROSS PROFIT                     487.3              -        487.3       599.0           -       599.0
         Distribution costs               (26.1)             -        (26.1)      (33.2)          -       (33.2)
         Administrative expenses         (203.9)         (12.8)      (216.7)     (250.4)          0.6    (249.8)
                                     ---------------------------------------------------------------------------
         OPERATING PROFIT                 257.3          (12.8)       244.5       315.4           0.6     316.0
         Net finance cost                 (96.8)             -        (96.8)     (111.6)         (7.8)   (119.4)
                                     ---------------------------------------------------------------------------
         PROFIT (LOSS) BEFORE
             TAXATION                     160.5          (12.8)       147.7       203.8          (7.2)    196.6
         Taxation                         (50.4)           4.8        (45.6)      (77.8)          4.2     (73.6)
                                     ---------------------------------------------------------------------------
         PROFIT (LOSS) FOR THE
             PERIOD                       110.1           (8.0)       102.1       126.0          (3.0)    123.0
                                     ===========================================================================


                                                           THREE MONTHS ENDED 31 DECEMBER
                                     ---------------------------------------------------------------------------
                                                        2004                                  2005
                                     ------------------------------------------- -------------------------------
                                       ORDINARY     EXCEPTIONAL                ORDINARY   EXCEPTIONAL
                                          ITEMS           ITEMS       TOTAL       ITEMS         ITEMS     TOTAL
                                     ---------------------------------------------------------------------------
                                                                  ((POUND) IN MILLIONS)

         GROSS PROFIT                     154.3              -        154.3       212.3           -       212.3
         Distribution costs                (8.4)             -         (8.4)      (11.4)          -       (11.4)
         Administrative expenses          (75.4)             -        (75.4)      (99.9)         (2.0)   (101.9)
                                     ---------------------------------------------------------------------------
         OPERATING PROFIT                  70.5              -         70.5       101.0          (2.0)     99.0
         Net finance cost                 (27.5)             -        (27.5)      (41.9)          -       (41.9)
                                     ---------------------------------------------------------------------------
         PROFIT (LOSS) BEFORE
             TAXATION                      43.0              -         43.0        59.1          (2.0)     57.1
         Taxation                         (13.3)             -        (13.3)      (19.2)          0.7     (18.5)
                                     ---------------------------------------------------------------------------
         PROFIT (LOSS) FOR THE
             PERIOD                        29.7              -         29.7        39.9          (1.3)     38.6
                                     ===========================================================================

     The exceptional items for the nine months ended 31 December 2005 include restructuring and other costs of (pound)4.4 million arising from the TransWestern acquisition, and a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the nine months ended 31 December 2005 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative costs in the nine months ended 31 December 2004 are costs relating to litigation brought against our US operations (see note 15).

                       YELL FINANCE B.V. AND SUBSIDIARIES

5.   TAXATION

     The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the nine months ended 31 December 2005 and 2004 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below.


                                                                       NINE MONTHS ENDED 31 DECEMBER
                                                                     ---------------------------------
                                                                            2004               2005
                                                                     ---------------    --------------
                                                                            ((POUND) IN MILLIONS)
         Profit before exceptional items and taxation
             multiplied by the standard rate of corporation
             tax in the United Kingdom (30%)                                   48.2             61.1
         Effects of:
         Higher rate taxes in US                                                5.0              8.7
         Previously unrecognised US tax losses recognised in
             period                                                            (4.4)             -
         Other                                                                  1.6              8.0
                                                                     ---------------    --------------
         NET CHARGE ON ORDINARY PROFIT BEFORE TAX                              50.4             77.8
         Net tax benefit on exceptional items (note 4)                         (4.8)            (4.2)
                                                                     ---------------    --------------
         NET CHARGE ON PROFIT BEFORE TAX                                       45.6             73.6
                                                                     ===============    ==============

         UK Corporation tax                                                    23.6             39.1
         Overseas income tax                                                   22.0             34.5
                                                                     ---------------    --------------
         Net charge on profit before tax                                       45.6             73.6
                                                                     ===============    ==============

6.   CAPITAL EXPENDITURE

     Capital expenditure on tangible fixed assets in the nine months to December 2005 and 2004 was (pound)18.4 million and (pound)15.6 million, respectively. Proceeds on the sale of tangible fixed assets were (pound)nil million in the same periods.

     Capital expenditure committed at 31 December 2005 and 2004 was (pound)12.9 million and (pound)10.2 million, respectively, in respect of computers and office equipment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

7.   ACQUISITIONS

     In the nine months to 31 December 2005, Yell Finance B.V. acquired a number of directories businesses in the US for consideration totalling $1,629.3 million ((pound)920.5 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million ((pound)897.6 million) plus expenses of $21.5 million ((pound)12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

                                                                                       DEBT AND
                                                      ACQUIREE'S                          OTHER
                                                        CARRYING      FAIR VALUE    LIABILITIES   PROVISIONAL
                                                          AMOUNT     ADJUSTMENTS   EXTINGUISHED    FAIR VALUE
                                                  ------------------------------------------------------------
                                                                        ((POUND) IN MILLIONS)

         FIXED ASSETS
         Intangible assets                                 84.9           111.8           -            196.7
         Property, plant and equipment                      2.7            (0.1)          -              2.6
         Deferred tax assets                               31.8             0.2           -             32.0
                                                  --------------- --------------- -------------- -------------
         TOTAL FIXED ASSETS                               119.4           111.9           -            231.3
                                                  --------------- --------------- -------------- -------------
         CURRENT ASSETS
         Directories in development                        26.2             -             -             26.2
         Trade and other receivables                       53.6            (0.6)          -             53.0
         Cash and equivalents                               1.1             -             -              1.1
                                                  --------------- --------------- -------------- -------------
         Total current assets                              80.9            (0.6)          -             80.3
                                                  --------------- --------------- -------------- -------------
         Current liabilities
         Loans and other borrowings                        (3.6)            -             3.6            -
         Corporation tax                                   (0.7)            -             -             (0.7)
         Trade and other payables                         (88.6)            -            27.7          (60.9)
                                                  --------------- --------------- -------------- -------------
         TOTAL CURRENT LIABILITIES                        (92.9)            -            31.3          (61.6)
                                                  --------------- --------------- -------------- -------------
         TOTAL ASSETS LESS CURRENT LIABILITIES            107.4           111.3          31.3          250.0
         NON-CURRENT LIABILITIES
         Loans and other borrowings                      (386.3)            -           386.3            -
         Deferred tax liabilities                          (4.0)          (17.3)          -            (21.3)
                                                  --------------- --------------- -------------- -------------
         IDENTIFIABLE NET (LIABILITIES) ASSETS           (282.9)           94.0         417.6          228.7
                                                  =============== =============== ==============
         Goodwill                                                                                      681.2
                                                                                                 -------------
         Total cost                                                                                    909.9
                                                                                                 =============

                       YELL FINANCE B.V. AND SUBSIDIARIES

7.   ACQUISITIONS (CONTINUED)

     The results of TransWestern reduced the group profit before tax by (pound)14.4 million in the period from the date of acquisition to 31 December 2005. In the same period, the results of TransWestern increased the group profit before tax, amortisation and exceptional costs by (pound)6.4 million (loss of (pound)14.4 million with (pound)16.4 million and (pound)4.4 million added back for amortisation and exceptional costs, respectively). The consolidated financial information of the Yell Group includes a consolidation of the financial results of TransWestern for the 170 days ended 31 December 2005. The unaudited condensed pro forma financial information for the Yell Group, estimated as if TransWestern was purchased on 1 April 2004, for the nine months ended 31 December 2004 and 2005 is as follows:


     PROFORMA                                     Nine months ended 31 December
                                               ---------------------------------
                                                    2004                2005
                                               ---------------------------------
                                               ((pound)in millions)

         Revenue                                 1,042.2              1,170.6
         Profit for the financial period            94.3                133.2

     We also made other acquisitions in the nine months that are not considered material for presentation in the above pro forma table. We paid cash of $34.0 million ((pound)19.2 million) to acquire net assets with a fair value totalling $2.2 million ((pound)1.3 million) giving rise to additional goodwill of $24.3 million ((pound)13.7 million) and other intangible assets of $7.5 million ((pound)4.2 million). These acquisitions have contributed revenue of (pound)11.3 million in the period from the dates of acquisition to 31 December 2005.

                                                            NINE MONTHS ENDED
                                                                  31 DECEMBER
                                                                         2005
                                                        ------------------------
                                                          ((POUND) IN MILLIONS)
         Total cost of acquisitions                                     929.1
         Costs accrued at 31 December 2005                               (7.5)
                                                         -----------------------
         Cash paid                                                      921.6
         Less cash acquired                                              (1.1)
                                                         -----------------------
         Net cash outflow in period                                     920.5
                                                         =======================


8.   DEFERRED TAXATION ASSETS

     The elements of deferred tax assets recognised in the accounts were as follows:

                                                                                  AT                   AT
                                                                            31 MARCH          31 DECEMBER
                                                                                2005                 2005
                                                                     ----------------     -----------------
                                                                              ((POUND) IN MILLIONS)
         Tax effect of timing differences due to :
         Retirement benefit obligations                                         29.9                 31.7
         Bad debt provisions                                                    25.1                 31.8
         Recognised net operating losses                                        20.9                 16.5
         Acquired tax benefits                                                    -                  10.2
         Depreciation                                                            9.2                  7.2
         Unrealised benefit on unexercised parent's stock options                6.5                 10.5
         Accrued expenses and other items                                        5.5                 20.9
                                                                      ---------------     ----------------
         RECOGNISED DEFERRED TAX ASSETS                                         97.1                128.8
                                                                      ===============     ================

                       YELL FINANCE B.V. AND SUBSIDIARIES

9.   TRADE AND OTHER RECEIVABLES

                                                                                AT                   AT
                                                                          31 MARCH          31 DECEMBER
                                                                              2005                 2005
                                                                   -----------------  -------------------
                                                                              ((POUND) IN MILLIONS)

         Trade debtors                                                       429.3                491.5
         Other debtors                                                         8.1                 14.3
         Accrued income                                                        4.7                  1.3
         Prepayments                                                           9.2                 24.2
                                                                   -----------------  -------------------
         TOTAL TRADE AND OTHER RECEIVABLES                                   451.3                531.3
                                                                   =================  ===================

         All amounts above fall due within one year.

10.  LOANS, OTHER BORROWINGS AND NET DEBT

                                                                                AT                  AT
                                                                          31 MARCH         31 DECEMBER
                                                                              2005                2005
                                                                    ---------------    ----------------
                                                                             ((POUND) IN MILLIONS)
AMOUNTS FALLING DUE WITHIN ONE YEAR
Senior credit facilities                                                      90.0               268.8
Subordinated parent company loan                                              58.9                   -
Net obligations under finance leases                                           1.3                 0.6
                                                                   ----------------   -----------------
AMOUNTS FALLING DUE WITHIN ONE YEAR                                          150.2               269.4
                                                                   ----------------   -----------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Senior credit facilities                                                     769.6             1,463.7
Senior notes:
    Senior sterling notes                                                    162.5               162.5
    Senior dollar notes                                                       68.8                75.6
    Senior discount dollar notes                                              83.4               101.0
Subordinated parent company loan                                             478.5               469.5
                                                                   ----------------   -----------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                               1,562.8             2,272.3
Unamortised finance fees                                                     (14.0)              (12.5)
                                                                   ----------------   -----------------
NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                           1,548.8             2,259.8
                                                                   ----------------   -----------------
NET LOANS AND OTHER BORROWINGS                                             1,699.0             2,529.2
Cash and cash equivalents                                                    (53.1)              (38.1)
                                                                   ----------------   -----------------
NET DEBT AT END OF PERIOD                                                  1,645.9             2,491.1
                                                                   ================   =================

                       YELL FINANCE B.V. AND SUBSIDIARIES

11.  TRADE AND OTHER PAYABLES

                                                                                    AT                      AT
                                                                              31 MARCH             31 DECEMBER
                                                                                  2005                    2005
                                                                     -------------------    -------------------
                                                                                 ((POUND) IN MILLIONS)

         Trade payables                                                           22.9                    15.1
         Other taxation and social security                                       23.1                    34.1
         Other liabilities                                                         4.3                    14.4
         Accruals                                                                116.8                   128.9
         Deferred income                                                          91.5                   175.9
                                                                    --------------------     ------------------
         Total trade and other payables  falling due within one
            year                                                                 258.6                   368.4
                                                                    ====================     ==================

12.  DEFERRED TAXATION LIABILITIES

     The elements of deferred tax liabilities recognised in the accounts were as follows:

                                                                                      AT                      AT
                                                                                31 MARCH             31 DECEMBER
                                                                                    2005                    2005
                                                                     ----------------------    -------------------
                                                                                   ((POUND) IN MILLIONS)
         The effect of timing differences due to :
         Allowable amortisation                                                      25.5                   37.8
         Directories in development valuation                                        25.8                   39.0
         Acquired intangible assets                                                     -                   15.9
         Other                                                                          -                    1.1
                                                                    -----------------------     ------------------
           Recognised deferred tax liabilities                                       51.3                   93.8
                                                                    =======================     ==================

13.  RETIREMENT BENEFIT OBLIGATIONS

     The (pound)43.9 million decrease in retirement benefit obligations from (pound)99.7 million at the year end to (pound)55.8 million at 31 December 2005 is the net result of total charges of (pound)13.3 million in the Income Statement and the estimated deficit increase of (pound)22.0 million within the Statement of Recognised Income and Expense offset by total cash contributions of (pound)14.4 million and deficit repair of (pound)64.8 million. The (pound)22.0 million estimated increase in deficit reflects a (pound)34.0 million increase in liabilities arising from a change in the reference market rate, to which the discount rate is tied, relative to inflation, net of (pound)12.0 million actuarial gains, and takes into account changes in asset values by reference to relevant market indices.

14.  CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                                            FOREIGN    PROFIT AND
                                                  SHARE        SHARE       CURRENCY          LOSS
                                                CAPITAL      PREMIUM        RESERVE       ACCOUNT         TOTAL
                                            ------------ ------------- -------------  ------------  ------------
                                                                 ((POUND) IN MILLIONS)
         BALANCE AT 31 MARCH 2005                   0.1        605.4         (116.2)        (86.6)        402.7
         Profit for the period                       -            -             -           123.0         123.0
         Currency movements                          -            -            54.9           -            54.9
         Net losses not recognised in
            income statement                         -            -             -           (12.2)        (12.2)
                                            ------------ ------------- -------------  ------------  ------------
         BALANCE AT 31 DECEMBER 2005                0.1        605.4          (61.3)         24.2         568.4
                                            ============ ============= =============  ============  ============

                       YELL FINANCE B.V. AND SUBSIDIARIES

15.  LITIGATION

     The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. Yell Finance B.V. fully accrued the estimated costs in the last quarter of the year ended 31 March 2005 arising from this class action.